Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-271765) and related Prospectus of BeOne Medicines Ltd. for the registration of its registered shares, registered shares in the form of American Depository Shares, preferred shares, preferred shares in the form of American Depository Shares, debt securities, warrants and units and to the incorporation by reference therein of our reports dated February 27, 2025, with respect to the consolidated financial statements of BeiGene, Ltd., and the financial statement schedule listed in Item 15, and the effectiveness of internal control over financial reporting of BeiGene, Ltd., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

May 27, 2025